Exhibit 23.2
Consent of Independent Registered Public Accounting Firm

CEL-SCI Corporation
Vienna, Virginia

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our reports dated December 16, 2019, except as to the amendment of the financial statements and the material weakness, which are dated December 23, 2019, relating to the financial statements and the effectiveness of CEL-SCI Corporation’s internal control over financial reporting, respectively, appearing in the Company’s Annual Report on Form 10-K/A for the year ended September 30, 2019. Our report on the financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern. Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of September 30, 2019.

/s/ BDO USA, LLP

Potomac, Maryland
April 24, 2020